                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)



           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Aberdeen Australia Equity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    318652104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Moritz Sell
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
                                +44.20.7572.6200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                               Page 1 of 4 Pages

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

----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                  (a) [  ]
                                                                                                            (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                      [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                         5,374,949
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                    5,374,949
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      5,374,949
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                    32.0%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                 BK
----------------------------------------------------------------------------------------------------------------------

         This Amendment No. 5 amends and supplements Item 4 of the Statement on
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Aberdeen Australia Equity Fund, Inc. (the "Fund"). Items not included in this amendment are not amended and remain as previously reported.

ITEM 4.  PURPOSE OF TRANSACTION

         In Amendment No. 3 to the Bank's Statement on Schedule 13D with respect to the Fund, the Bank reported that it intended to request exemptive relief from the Securities and Exchange Commission, pursuant to subsection 17(b) of the Investment Company Act of 1940, from certain prohibitions set forth in subsection 17(a) of the Investment Company Act, in connection with the Bank's interest in participating in the proposed in-kind tender offer announced by the Fund on February 19, 2003. In Amendment No. 4 to the Bank's Statement on
Schedule 13D with respect to the Fund, the Bank reported that it filed a formal application with the Commission for such relief on May 21, 2003.

         The staff of the Commission has advised the Bank that the staff will not support the Bank's application for exemptive relief. As a consequence of this development, the Bank has determined to withdraw its request for exemptive relief.

         Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4. As previously reported, the Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest consistent with its goal of maximizing the return on its investment in the shares of Common Stock, and with the Bank's intention relating thereto, each as set forth under
Item 4 of the Schedule 13D and amendments thereto previously filed by the Bank, or to change such intention.

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



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2003


                                           BANKGESELLSCHAFT BERLIN AG


                                           By:          /s/ Dirk Kipp
                                               -------------------------------
                                               Name:  Dirk Kipp
                                               Title: Managing Director


                                           By:          /s/ Moritz Sell
                                               -------------------------------
                                               Name:  Moritz Sell
                                               Title: Director







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